THERMAL TENNIS, INC.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO  80111

October 1, 2014

VIA EDGAR

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Thermal Tennis, Inc.
Form 8-K filed August 21, 2014
Amendment No. 1 to Form 8-K/A filed August 28, 2014
File No. 000-54476

Dear Mr. Dobbie:

This letter is in response to your letter dated September 17, 2014, respecting your review of the Current Report on Form 8-K filed August 21, 2014, and Amendment No. 1 to the Current Report on Form 8-K/A filed August 28, 2014, by Thermal Tennis, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.  The Company incorporated revised disclosures in response to your comments in its Form 8-K/A (Amendment No. 2), which was filed today.

Item 1. Business, page 4

Proposed Business of CannaSys, page 5

1.
With a view to revised disclosure, please substantiate your statements in the second paragraph on page 6 with respect to CannaTrade’s business logic as it relates to verification of access to sellers and producers based on the laws and regulations of the state in which they reside.

Response:	Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your request. Please see Item 1. Business, Business of CannaSys, CannaTrade, beginning on page 6.

Government Regulations, page 7

2.
Please discuss the specific federal, state, and local laws and regulations that you will be required to comply with or for which there is a significant risk that you may be subject to and their effects on you to the extent material to understanding your business.  In your revised disclosure, please discuss the applicability of the Controlled Substances Act to your business.  Please also discuss the specific financial and banking regulations under FinCen, FDIC rules, and the Bank Secrecy Act with which you expect to comply.  To the extent your revised disclosure suggests that revisions to your risk factors are appropriate, please revise that section accordingly.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2014

Response:
Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your request.  Please see Item 1. Business, Business of CannaSys, Government Regulations, page 8, and Item 1. Business, Business of CannaSys, Government Regulations, Federal Efforts to Accommodate State Legislation, beginning on page 13.

3.
You state in the last paragraph on page 7 that your “products will be designed to be in accordance with state and local guidelines and banking regulations” and you will offer services to companies “that are .  .  . in compliance with state and local laws .  .  . .”  Please describe the specific aspects of your products and services, including CannaCash and CannaTrade, that you expect will trigger obligations to comply with federal, state, and local laws and discuss the basis for your belief that your products and services will comply with these laws.  Please also discuss the steps you will take to ensure that customers, including individuals and businesses, are in compliance with applicable laws and regulations.  For example, discuss the extent to which you are responsible for verifying the age of, residency of, and intended use by your customers and how the business logic you reference on page 6 satisfies your compliance obligations.  To the extent material, disclose the anticipated costs of compliance with federal, state, and local laws and regulations.

Response:
Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your request.  Please see Item 1. Business, Business of CannaSys, Government Regulations, CannaSys Compliance Strategy, beginning on page 15.

4.
In this regard, please discuss the extent to which you may be liable for the conduct of customers, retailers, and other third parties with which you do business and any steps you intend to take to mitigate the attendant risks.  We note in this regard the second risk factor on page 9.

Response:
Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your request.  Please see Item 1. Business, Business of CannaSys, beginning on page 6, and Please see Item 1. Business, Business of CannaSys, Government Regulations, CannaSys Compliance Strategy, beginning on page 15.

5.
Please identify in a table those states in which you intend to do business that have decriminalized or legalized medical cannabis or the recreational use of cannabis and those states that have not decriminalized or legalized medical cannabis or the recreational use of cannabis.  To the extent that there are significant differences among state medical cannabis and other legal regimes, please summarize these differences.

Response:
Form 8-K/A (Amendment No. 2) includes the requested information and additional disclosure addressing your comment.  Please see Item 1. Business, Business of CannaSys, State Regulation, beginning on page 9.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2014

Item 1A. Risk Factors, page 9

6.
Please add a risk factor describing the risks to your business because of significant differences and uncertainties in various state legal and regulatory regimes among those states that have legalized medical cannabis or marijuana for recreational use.  In this risk factor, please also describe the risks because of local laws and ordinances that may restrict marijuana-related activities, including activities relating to medical cannabis.

Response:	Form 8-K/A (Amendment No. 2) includes additional risk factors addressing your request. Please see Item 1A. Risk Factors, Risks Related to the Company’s Business, pages 19 and 20.

New laws and regulations may be passed, page 9

7.
To the extent applicable to your business, please describe the specific risks and uncertainties of federal enforcement of the Controlled Substances Act, notwithstanding state medical cannabis laws, in light of the “Ogden Memo” and the “Cole Memo” issued by the Department of Justice in 2009 and 2011, respectively.

Response:
Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your request.  Please see Item 1. Business, Business of CannaSys, Government Regulations, Federal Efforts to Accommodate State Legislation, beginning on page 13.

8.
In this regard, please address the risks to your business, if material, resulting from the Supreme Court ruling that federal law may preempt state laws relating to marijuana, including state laws relating to medical cannabis.

Response:
Form 8-K/A (Amendment No. 2) includes an additional risk factor addressing your comment.  Please see Item 1. Business, Business of CannaSys, Government Regulations, Possible Changes to Federal View, beginning on page 17.

Item 2. Financial Information, page 12 Plan of Operations, page 13

9.	Please expand your plan of operations by discussing the key aspects, milestones, and anticipated sources of funds for your CannaCash and CannaTrade products.

Response:	Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your comment. Please see Item 2. Financial Information, Plan of Operations, page 24.

10.
We note your disclosure in the last paragraph on page 6 that the market for cannabis-related technology is highly fragmented.  Please discuss the extent to which prospective customers may be deterred from doing business with a company that aspires to a significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana.  To the extent material, please add a risk factor in this regard.

THERMAL TENNIS, INC.

Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2014

Response:	Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your comment. Please see Item 1. Business, Business of CannaSys, Competition, beginning on page 7.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity, page 19

11.
You state that there is no established trading market for you common stock.  We note, however, that your common stock is quoted on the OTCQB Tier of OTC Markets.  Please revise accordingly or explain to us this apparent inconsistency.

Response:
Form 8-K/A (Amendment No. 2) includes additional disclosure addressing your comment.  Please see Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, Market Information, page 30.

The Company acknowledges the following:

●	Thermal Tennis, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●
Thermal Tennis, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

THERMAL TENNIS, INC.

/s/ Brandon C. Jennewine
Brandon C. Jennewine
Chief Executive Officer

cc: J. Nolan McWilliams